Exhibit B.I.1 – Protocol and Justification

PROTOCOL AND JUSTIFICATION OF the MERGER OF

DA CACHOEIRAS DE MACACU BEBIDAS LTDA

INTO AMBEV S.A.

AMONG THE PARTNERS OF

CACHOEIRAS DE MACACU BEBIDAS LTDA.,

AND THE MANAGEMENT OF

AMBEV S.A.

________________________________

DATED MARCH 28, 2017

________________________________

The partners of CACHOEIRAS DE MACACU BEBIDAS LTDA., a limited liability company with its principal place of business in the Municipality of Cachoeiras de Macacu, State of Rio de Janeiro, at Rodovia RJ-122, 35.000, km 35, Shed C, Porto de Tabuado, Postal Code 28.680-000, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) under No. 24.627.201/0001-81, whose articles of association is filed at the Commercial Registry of the State of Rio de Janeiro under State Registration Number  33.210.152.882 ("Cachoeiras de Macacu" or "Merged Company"); and

The managers of AMBEV S.A., a company with its principal place of business in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1.017, 4th  floor, Itaim Bibi, enrolled with the CNPJ/MF under No. 07.526.557/0001-00, whose By-Laws is filed in the Commercial Registry of the State of São Paulo under State Registration Number (NIRE 35.300.368.941) (“Ambev”) and, jointly with the Merged Company, the “Companies”), for the reasons and aiming at the purposes detailed below in this instrument, resolve to enter into this Protocol and Justification of Merger of Cachoeiras de Macacu Bebidas Ltda. into Ambev S.A., which shall be submitted to approval (i) of Ambev, as the Merged Company's sole partner; and (ii) of Ambev's shareholders, at a Shareholders Meetings, in accordance with the following provisions and conditions (“Protocol and Justification” and “Merger”, respectively):

1. The Merger is part of the corporate restructuring of Ambev and its subsidiaries and are intended to further simplify the equity structure and to reduce operating and management costs of Ambev, thus bringing benefits to the shareholders of Ambev.

2. The Merger is carried out in such a manner to enable Ambev to receive, in their respective book values, all assets, rights and obligations of the Merged Company (including the properties indicated in the Valuation Report, as defined below), which shall be wound-up and succeeded by Ambev under the law, based on the elements set forth in the balance sheet of the Merged Company, prepared as of February 28, 2017 (“Base Date”). The equity changes ascertained from the Base Date to the date when the Merger is consummated shall be appropriated by Ambev.

3. The management of Ambev engaged APSIS Consultoria e Avaliações Ltda. (CNPJ/MF No. 08.681.365/0001-30) (“Specialized Company”) to carry out the valuation, of the net worth of the Merged Company to be transferred to Ambev due to the Merger, which prepared the valuation report set forth in Exhibit 3 to this Protocol and Justification (“Valuation Report”) The appointment of the Specialized Company shall be submitted to ratification by the Shareholders Meeting of Ambev that shall examine this Protocol and Justification, as provided for by article 227, paragraph 1 of Law No. 6404/76.

3.1. The Specialized Company declared that (i) there is no current or potential conflict or community of interests with the Ambev, the shareholders of Ambev, or even regarding the Merger itself; and (ii) neither Ambev, the shareholders of Ambev nor the managers of the Merged Companies or of Ambev directed, restricted, hindered or performed any acts that have or may have impaired the access, use or knowledge of any information, assets, documents or work methodologies that are relevant for the quality of its conclusions.

4. The Merger shall not result in an increase or reduction in the net worth or capital stock of Ambev, to the extent that the net worth of the Merged Company is already fully reflected on the net worth of Ambev, as a result (i) of application of the equity method; and, considering that the book value of the Merged Company's new worth is negative, (ii) of the existence of provision in Ambev's balance sheet in an amount equivalent to the book value of the Merged Company's net worth. For that purpose, there shall be no dilution of the current shareholders of Ambev and, therefore, the obligations set forth in Chapter III of CVM Instruction No. 565/2015 shall not apply.

5. Ambev shall continue to be dedicated to the production and sale of beers, concentrates, soft drinks and other beverages. The business purpose of Ambev shall not be changed, because the Companies have similar business purposes. In view of the provisions above, there shall be no need to amend the Bylaws of Ambev. The registration of publicly-held company of Ambev with CVM shall be maintained.

6. Furthermore,  having in view that Ambev is the only partner of the Merged Company, upon the winding-up of the Merged Company as a result of the Merger, its quotas shall be cancelled, as provided for in article 226, Paragraph 1,  of Law No. 6404/76, without attribution of shares issued by Ambev in replacement of the partner’s rights.

7. Accordingly, it is not possible to talk about replacement or right of withdrawal.

8. CVM was in favor of the enquiry prepared by Ambev regarding the exemption from the provisions of Article 264 of Law No. 6404/76, in view of the characteristics of this particular case pursuant to Official Letter No. 71/2017/CVM/SEP/GEA-2, dated February 16, 2017.

9. It shall be incumbent upon the managers of Ambev to perform all acts required for implementation of the Merger, including writing-off of the registrations of the Merged Company with the applicable federal, state and municipal bodies, as well as maintenance of the accounting books of the Merged Company for the legal term. The costs and expenses arising out of the implementation of the Merger shall be Ambev’s liability.

10. The consummation of the Merger shall depend on the performance of the following acts: (i) Amendment to the Merged Company's Articles of Association to approve the Protocol and Justification and the merger of Cachoeiras de Macacu into Ambev; and (ii)  Shareholders Meeting of Ambev to (a) approve the Protocol and Justification; (b) ratify the appointment of the Specialized Company; (c) approve the Valuation Report and consummation of the Merger.

11. All documents referred to in this Protocol and Justification shall be available to the shareholders of Ambev at its principal places of business as from the date hereof, on the website of Investors Relations of Ambev (www.ri.ambev.com.br), as well as on the websites of the Brazilian Securities Commission and BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros.

12. This Protocol and Justification shall be solely amended by means of a written instrument and shall be governed by the law of the Federative Republic of Brazil. The courts of the judicial district of the City of São Paulo, State of São Paulo are hereby elected to resolve all issues arising out of this Protocol and Justification, waiving any other courts, however privileged they may be.

IN WITNESS WHEREOF, the parties execute this Protocol and Justification in three (3) identical counterparts for a sole purpose, together with two witnesses identified below.

São Paulo, March 28, 2017.

[signature page of the Protocol and Justification of the Merger of Cachoeiras de Macacu Bebidas Ltda. into Ambev S.A.] Partner of Cachoeiras de Macacu Bebidas Ltda.

________________________

Ambev S.A.

Managers of Ambev S.A.
___________________________________ Victorio Carlos De Marchi Director	___________________________________ Carlos Alves de Brito Director
___________________________________ Marcel Herrmann Telles Director	___________________________________ José Heitor Attilio Gracioso Director
___________________________________ Luis Felipe Pedreira Dutra Leite Director	___________________________________ Vicente Falconi Campos Director
___________________________________ Roberto Moses Thompson Motta Director	___________________________________ Álvaro Antônio Cardoso de Souza Director
___________________________________ Paulo Alberto Lemann Director	___________________________________ Marcos de Barros Lisboa Director

___________________________________
Antonio Carlos Augusto Ribeiro Bonchristiano
Director

[continuation of the signature page of the Protocol and Justification of the Merger of Cachoeiras de Macacu Bebidas Ltda. into Ambev S.A. ]

___________________________________ Bernardo Pinto Paiva General Officer	___________________________________ Cassiano de Stefano Chief of BU Premium and High End Officer
___________________________________ Pedro de Abreu Mariani Chief Legal and Corporate Relations Officer	___________________________________ Fabio Vieira Kapitanovas Chief Persons and Management Officer
___________________________________ Paula Nogueira Lindenberg Chief Marketing Officer	___________________________________ Maurício Nogueira Soufen Chief Industrial and Logistics Officer
___________________________________ Ricardo Morais Pereira de Melo Chief Sales Officer	___________________________________ Fernando Dias Soares Chief Soft Drinks Officer

___________________________________ Rodrigo Figueiredo de Souza Chief Supplies Officer	___________________________________ Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer
___________________________________ Gustavo Pimenta Garcia Chief Information Technology and Shared Services Officer
Witnesses:
1. ___________________________________ Name: ID Card (RG): Individual Taxpayers Register (CPF):	2. ___________________________________ Name: ID Card (RG): Individual Taxpayers Register (CPF):

EXHIBIT 3
VALUATION REPORT